Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com Paul Hilton Direct: +1 303 454 2414 paul.hilton@hoganlovells.com

February 12, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC  20549

Attn:                    John Reynolds

Re:                             Westwater Resources, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 12, 2018

File No. 001-33404

Ladies and Gentlemen:

On behalf of Westwater Resources, Inc. (“Westwater” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated February 8, 2018, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by the Company on January 12, 2018 (the “Preliminary Proxy Statement”).

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comments in the comment letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Preliminary Proxy Statement.

The Preliminary Proxy
General

1.                                      Please update Alabama Graphite’s financial statements for the most recent interim period and WWR’s financial statements for the fiscal year ended 2017. Also update the related MD&A and pro forma disclosure.

RESPONSE:

Westwater will revise the Preliminary Proxy Statement to update Alabama Graphite’s financial statements for the most recent interim period. If the anticipated mailing date for the definitive Proxy Statement is after February 14, 2018, Westwater will also update its financial statements for the fiscal year ended December 31, 2017 in accordance with Regulation S-X Rule 8-08. Westwater will also update the related MD&A and pro forma disclosure, as applicable.

United States Securities and Exchange Commission

February 12, 2018

Bama Property, Chilton County, Alabama, USA, page 82

2.                                      We note you disclose previous mining activities on your mineral properties. Please elaborate on any material surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear. Please see Industry Guide 7(b).

RESPONSE:

Westwater respectively submits that the disclosure set forth in the Preliminary Proxy Statement concerning Alabama Graphite’s properties complies with the requirements of Regulation 14A because Regulation 14A does not require the more extensive mineral property disclosure set forth in Industry Guide 7. Further, Westwater does not currently control Alabama Graphite or any of Alabama Graphite’s properties and will not have access to the level of information required by Industry Guide 7 until after the closing of the acquisition. Westwater proposes maintaining the current disclosure concerning Alabama Graphite’s properties or in the alternative removing such disclosure altogether.

Item 14(b) of Schedule 14A sets forth the information that an acquiring company must provide concerning a target company when soliciting stockholder approval for an acquisition, specifically (i) contact information for the target company; (ii) a brief description of the general nature of the business conducted by the target company; (iii) selected financial information for the target company (although this does not apply in the case of a smaller reporting company); (iv) certain pro forma and comparative pro forma information; and (v) the information required by Part C of Form S-4.(1)  Item 17(b) in Part C of Form S-4 requires the following additional disclosure concerning target companies that are not subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act, such as Alabama Graphite:

•                  market price of and dividends on the target company’s common equity and related stockholder matters (Item 201 of Regulation S-K);

•                  selected financial data (Item 301 of Regulation S-K), supplementary financial information (Item 302 of Regulation S-K), and quantitative and qualitative disclosures about market risk (Item 305 of Regulation S-K), although none of this disclosure is required for smaller reporting companies;

•                  management’s discussion and analysis of financial condition and results of operations (MD&A) (Item 303 of Regulation S-K);

•                  changes in and disagreements with accountants on accounting and financial disclosure (Item 304(b) of Regulation S-K); and

(1)  While General Instruction F of Form S-4 permits an acquiring company to provide the information set forth in Part C of Form F-4 for a target company that is a foreign private issuer in lieu of the information set forth in Part C of Form S-4, Westwater elected to provide information about Alabama Graphite in accordance with Part C of Form S-4.

United States Securities and Exchange Commission

February 12, 2018

•                  the financial statements and schedules specified in Item 17(b)(7) through (b)(9) of Form S-4.

Notably, Westwater is not required to provide disclosure concerning Alabama Graphite’s properties under Item 102 of Regulation S-K or otherwise which would entail the detailed disclosure required by Industry Guide 7. While Westwater elected to provide a brief overview of Alabama Graphite’s properties in the Alabama Graphite MD&A, there is no requirement or obligation that Westwater expand that brief overview into an extensive description that would satisfy Industry Guide 7. We believe that the absence of such a requirement reflects that an acquiring company seldom has access to the extensive information required to create accurate disclosure compliant with Industry Guide 7. Indeed, Westwater will not have access to such information until after it acquires Alabama Graphite at the closing of the acquisition.

Westwater provided the brief overview of Alabama Graphite’s properties in the Alabama Graphite MD&A because Alabama Graphite has traditionally provided such information to its shareholders and such information was readily available for the Preliminary Proxy Statement. While Westwater continues to believe that a brief overview of Alabama Graphite’s properties is appropriate for inclusion in the definitive Proxy Statement, Westwater proposes removing such disclosure altogether if the Staff do not concur with such disclosure being presented without the more fulsome detail required by Industry Guide 7.

Coosa Property, Coosa County, Alabama, USA, page 84

3.                                      Please insert a small-scale map showing the location and access to each material property. Please see Item 4 of Form 20-F and Industry Guide 7.

RESPONSE:

Reference is made to the response to Comment 2. Westwater is not required to provide information about the Coosa Property in compliance with Item 4 of Form 20-F or Industry Guide 7 and respectfully submits that the disclosure in the Preliminary Proxy Statement satisfies all applicable requirements.

Highlights of the Coosa Graphite Project, page 87

4.                                      Please disclose in your filing, the product specifications for the coated spherical graphite products (CSPG) and micronized flake graphite (PMG) products on which your potential revenues are based.

RESPONSE:

Reference is made to the response to Comment 2. While the requested disclosure is consistent with the requirements of Industry Guide 7, Westwater is not required to provide information about the Coosa Graphite Project in compliance with Industry Guide 7 and respectfully submits that the disclosure in the Preliminary Proxy Statement satisfies all applicable requirements.

United States Securities and Exchange Commission

February 12, 2018

5.                                      We note you report your total indicated and inferred resources, but your Preliminary Economic Analysis (PEA) and your filing discuss mining only the oxide zone of your graphite deposit, which is approximately a quarter of your total resources. Please explain why you did not disclose the oxide, transition, and reduction sub-zones and the metallurgical challenges associated with each mineralogical zone/type.

RESPONSE:

Reference is made to the response to Comment 2. While the requested disclosure is consistent with the requirements of Industry Guide 7, Westwater is not required to provide information about Alabama Graphite’s properties in compliance with Industry Guide 7 and respectfully submits that the disclosure in the Preliminary Proxy Statement satisfies all applicable requirements.

Selling Prices, page 90

6.                                      We note you have completed a Preliminary Economic Analysis (PEA) of the Coosa Property. Please forward to our engineer as supplemental information and not as part of your filing, your marketing and pricing information used to establish the economic viability of your property. The information requested specifically includes:

•                  Copies of any pertinent marketing or commodity price reports, such as pricing reports sourced from Benchmark Mineral Intelligence, commercial product specifications, and/or letters of interest from potential customers.

•                  Letters of Intent, with associated pricing or deliverable quantities, for coated spherical graphite products, micronized flake graphite, or delaminated expanded graphite conductivity enhancement materials.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

United States Securities and Exchange Commission

February 12, 2018

RESPONSE:

For sake of clarity, Westwater has not completed a Preliminary Economic Analysis of the Coosa Property; rather, Alabama Graphite (an independent company until consummation of the acquisition) completed the PEA. Accordingly, Westwater does not have access to the requested information. In addition, reference is made to the response to Comment 2. While the requested disclosure is consistent with Industry Guide 7, Westwater is not required to provide information about Alabama Graphite’s properties in compliance with Industry Guide 7.

*                                         *                                         *

Please do not hesitate to contact the undersigned at (303) 454-2414 if you have any questions or would like any additional information.

Sincerely,

/s/ Paul Hilton

Paul Hilton

cc:	Jeffrey L. Vigil, CFO, Westwater Resources, Inc.